 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 08, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date:  April 08, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

Smith & Nephew plc ('the Company')

 Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 31 March 2010 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE.

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated.

Date	Nature and Brief Description of Information
31 March 2009	Total Voting Rights
09 April 2009	Annual Information Update
09 April 2009	Notice of Results
16 April 2009	Statement re Exogen
21 April 2009	Dividend Declaration
30 April 2009	Result of AGM
30 April 2009	1st Quarter Results
01 May 2009	Total Voting Rights
29 May 2009	Total Voting Rights
09 June 2009	Holding(s) in Company
30 June 2009	Total Voting Rights
08 July 2009	Notice of Results
29 July 2009	Blocklisting Interim Review
30 July 2009	Half Yearly Report
31 July 2009	Total Voting Rights
05 August 2009	Director/PDMR Shareholding
06 August 2009	Director/PDMR Shareholding
07 August 2009	Director/PDMR Shareholding
14 August 2009	Director/PDMR Shareholding
18 August 2009	Director/PDMR Shareholding
18 August 2009	Director/PDMR Shareholding
28 August 2009	Total Voting Rights
28 August 2009	Director/PDMR Shareholding
02 September 2009	European Launch Acticoat Flex
02 September 2009	Sponsorship of WUWHS
15 September 2009	Director/PDMR Shareholding
16 September 2009	Global Launch Allevyn Range E
17 September 2009	Director/PDMR Shareholding
18 September 2009	Transaction in Own Shares
29 September 2009	Investor & Analyst Meeting Z
30 September 2009	Total Voting Rights
14 October 2009	Notice of Results
15 October 2009	Holding(s) in Company
21 October 2009	Dividend Declaration
26 October 2009	Director/PDMR Shareholding
30 October 2009	Total Voting Rights
03 November 2009	Transaction in Own Shares
06 November 2009	3rd Quarter Results
09 November 2009	Transaction in Own Shares
11 November 2009	Nucryst Pharmaceuticals Corp
11 November 2009	Director/PDMR Shareholding
16 November 2009	Transaction in Own Shares
19 November 2009	Investor and Analyst Meeting
20 November 2009	Holding(s) in Company
20 November 2009	Transaction in Own Shares
27 November 2009	Transaction in Own Shares
30 November 2009	Total Voting Rights
03 December 2009	Director/PDMR Shareholding
07 December 2009	Transaction in Own Shares
14 December 2009	Transaction in Own Shares
23 December 2009	Transaction in Own Shares
24 December 2009	Transaction in Own Shares
04 January 2010	Director/PDMR Shareholding
04 January 2010	Total Voting Rights
14 January 2010	Notice of Results
21 January 2010	Director/PDMR Shareholding
01 February 2010	Total Voting Rights
09 February 2010	Additional Listing
11 February 2010	Final Results
12 February 2010	Transaction in Own Shares
15 February 2010	Director/PDMR Shareholding
19 February 2010	Blocklisting Interim Review
22 February 2010	Director/PDMR Shareholding
01 March 2010	Total Voting Rights
01 March 2010	Directorate Change
17 March 2010	Director/PDMR Shareholding
17 March 2010	Director/PDMR Shareholding
19 March 2010	Director/PDMR Shareholding
23 March 2010	Transaction in Own Shares
24 March 2010	Director/PDMR Shareholding
24 March 2010	Holding(s) in Company
26 March 2010	Annual Financial Report

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at
http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS

2. DOCUMENTS FILED AT COMPANIES HOUSE.

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment, resignations and change of particulars of directors and the company secretary, the allotment of shares, returns by the Company for transactions in its own shares, the notification of a single alternative inspection location, and ordinary and special resolutions passed at the Company's Annual General Meeting held on 30 April 2009.

Copies of these documents can be found on the Companies House website at:
http://www.companieshouse.gov.uk/
or through Companies House Direct at
http://direct.companies-house.gov.uk/
.

Alternatively copes can be obtained from Companies House, Crown Way, Cardiff. CF14 3UZ

3. DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at
http://www.sec.gov/edgar/searchedgar/companysearch.html

4. ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2009

The Company's Annual Report for the year ended 31 December 2009 can be found on the Company's website, together with the 2009 Summary Annual Review and Notice of Annual General Meeting.

Copies can be located on the Company's website at:
http://www.smith-nephew.com/annualreport
http://www.smith-nephew.com/notice

and
http://www.smith-nephew.com/investors

Copies of all the documents referred to above are also available for inspection at the Company's registered office: 15 Adam Street, London. WC2N 6LA during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website
http://www.smith-nephew.com